The Contract of LPG Pipeline installation Project
  08 March, 2006

Party A: Sunlight Garden Residential Complex of Zunyi Yangguangda Real Estate Development
Co Ltd

Party B: Zunyi Jiahong Liquefied Petroleum Gas Co Ltd

Through friendly negotiations, both parties have reached an agreement on the installation of LPG pipeline system project. Consequently, the contract is to be signed herewith to make each party’s obligations and responsibilities clear to enable mutual abidance by the contracted clauses realized.
1)	The Contract Object
Party B will provide Party A’s 70 households with design, installation and construction of pipeline LPG supply. The LPG supplying system includes: the system of pipeline network, the interior-house-system and indoor facilities (excluding gas appliance) as well as other matching parts with the pipeline. Each household will be charged RMB1,900 for betaking the system, which makes the grand amount of the total charges be RMB133,000 ( Capitalized saying: Chinese RMB One Hundred and Thirty-three Thousand Yuan Only ).
2)	The Payment
Party A will pay Party B 20% against the total amount of the contract after Party B has been to the project site working for 7 days and the rest of pending amount will be paid one time up after completion of the project on or after 30 July, 2006.
Party A has to make basic working conditions ready and inform Party B to make itself be available in the construction site. However, Party B has to complete the building-up of the project within 60 days after entering into the working site and to switch on the system working after passing the examinations jointly presided by both government department in charge of LPG safety with Party A.
3)	The Obligations for Both Parties
A)	Party A’s Obligation
a)	To effect payment in favor of Party B for what is stipulated in this contract to pay in due course.
b)	To assign responsible persons helping Party B to educate the households to follow “Users’ Handbook for Safely Using LPG Pipeline” and to protect facilities of this LPG pipeline.
c)
Party A should cooperate with Party B to keep Party B working in reasonably good conditions for the construction. Party B is supposed to be given proper extension from the deadline of project completion provided the construction action is delayed by the changes

Unexpectedly occur to the project site.
d)
The pipeline system is regarded as a matching part to Party A’s buildings and Party A should assist Party B applies for the formalities of public utilities registration. The application fees have to be borne by Party B.

B)	Party B’s Obligations
a)	Assign professional superintendents to directly exercise quality surveillance in the whole course of the construction.
b)
To guarantee the due progress for building-up of system and the quality of the project. To hand over the system only after succeeded in having passed examinations presided by government department in charge of gas safety as per “The Standards on Examination and Takeover for Gas Construction Project”.

c)	To be responsible for applying for approval for the project and also for examinations and
Takeover for the project completion and pay all the fees and charges for the items mentioned.
d) Party B will also be responsible for keeping one-year warranty period for the facilities and appliance which are taken over after the completion of the project and passing the examinations on the quality of the system that is proved being qualified for starting gas use.
e) Party B must spread “Users’ Handbook for Safely Using LPG Pipeline” among the household users before handing over the system advising the common sense of using the system as well as other safety points.
f) Party B promises that it will remain being responsible for installing the pipeline facilities for the households who do not get included in the contract and charge them at the same rate of RMB1,900 per household as initiation installing charges.
g) Party B promises that it will supply LPG for the households at the standard price approved by Zunyi Pricing Supervision Bureau and sign the contract of supplying LPG with the users.
h) To be available in the construction site, Party B must comply with relevant working site safety regulations and any violation against regulations in operation is strictly forbidden. Otherwise, Party B will be held fully responsible for any safety accident happened in working site.
4) Breach Responsibilities
A) Party A
Party A has to pay one the 10th against the total amount of this contract as penal sum if it fails to execute the contract or fails to pay what is regulated to pay about as per the contract.
C)	Party B
a)	Unless meeting Force Majeure, Party B, if fails to complete the project as per the set schedule, has to pay RMB1,000 per day for each delayed day as a make-up for Party A’s loss.
b)
Party B will be held fully responsible and pay for the total loss caused by the accident because of improper design or quality problem with Party B’s installation for the system but it’s free from the responsibility for the accident caused by users’ improper using of the system.
4)	Unmentioned Matters
For those possible unmentioned matters, if any occurs, both parties have to negotiate about accordingly when necessary.
5)	Effectiveness
The contract is made in form of two originals and either party keeps one of them equally. It becomes effective as soon as both parties put their signatures and stamps on it.

Party A ( Zunyi Yangguangda Real Estate Development Co Ltd ):

Party B ( Zunyi Jiahong LPG Co Ltd ):